

April 6, 2009

Mr. Dorlyn Evancic
Chief Financial Officer
Gemco Minerals, Inc.
#203 – 20189 56th Avenue
Langley, British Columbia, Canada V3A 3Y6

> **Re:** **Gemco Minerals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 27, 2008**
> **Response letter dated March 3, 2009**
> **File No. 000-51523**

Dear Mr. Evancic:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A1 for the fiscal year ended May 31, 2008

General

1. We note your response to prior comment 1 and see that you have revised your financial statements to include some of the disclosures required by paragraph 26 of SFAS 154 at Note 11. However, we do not see that you have disclosed the effects of the restatement on several items. Please address the following points:

    * The multiple revisions made to the Statements of Cash Flows for all periods presented have not been discussed in the narrative, nor has a line item detail of the changes to operating, investing and financing cash flows been presented.

- We see no discussion or separate line item disclosure of the cumulative effect on retained earnings, contrary to the guidance in paragraph 26(b) of SFAS 154.
- We see no discussion or separate line item disclosure for restated amounts related to the inception to date period presented.

Please provide these disclosures to comply with paragraph 26 of SFAS 154.

Consolidated Statements of Cash Flow, page 33

2.   We note your response to prior comment 2, pertaining to various non-cash items depicted in your Statements of Cash Flows, and see that although you have corrected your Statements of Cash Flows, you have not made the requested revisions to your discussion of cash flows from operating and investing activities included under Liquidity and Capital Resources at page 27. Please update these disclosures as necessary to be consistent with your restated Statements of Cash Flows.

Consolidated Statement of Stockholders' Deficiency, page 35

3.   We note your response to prior comment 3, and that you have revised your Statement of Stockholders' Deficiency to include the $365,753 de-recognition of liability within the 2007 fiscal year measure of "Net loss for the period." However, several problems with your 2008 activity and balances will require further attention.

Please address the following points.

- We see that you have included a separate line item in the Statement of Stockholders' Deficiency, adjusting your retained deficit balance by the $3,296 minority interest from your 2008 fiscal year Statement of Operations, causing an inconsistency between the inception-to-date net loss reported on your Statement of Operations and the deficit accumulated during the exploration stage as reported in this statement and on your Balance Sheet. We do not ordinarily expect to see an adjustment to the retained deficit within equity for the amount of net income or loss associated with the minority interest.

- We note that you reported a minority interest balance of $4,204 as of February 29, 2008, the end of your third quarter, and reduced that balance in the fourth quarter by the minority interest share of your net loss in calculating the minority interest balance as of May 31, 2008. Given this accounting, which appears to be generally consistent with the guidance in paragraph 15 of ARB 51, tell us why you are increasing, rather than decreasing, your consolidated net loss by the minority interest amount in your Statements of Operations.

● The amounts that you report for common stock, additional paid-in capital, and subscription payable in your May 31, 2008 Balance Sheet do not agree with the corresponding amounts shown in your Statement of Stockholders' Deficiency.

We expect that you will need to further revise your financial statements to resolve the issues outlined above. However, we suggest that you contact us to discuss your plan for resolving these matters in advance of filing an amendment.

Note 3 – Investments, page 41

4. We note your response to prior comment 5 regarding your determination of the fair value of the third position mortgage deed. You state that you have "accepted" the $275,000 as a fair discounted value for the consideration received. However you do not provide detail on how this value was derived or what accounting literature you followed.

We understand that you granted 750,000 shares as consideration for the mortgage receivable. Please explain how you concluded that the "accepted" value of $275,000 was a more reliable measure of fair value than the quoted market value of the shares, if that is your view. We would ordinarily expect the quoted market prices to be utilized, following the measurement principles of paragraph 7 of SFAS 123(R) and EITF 96-18.

Note 7 – Notes Payable – Related Parties, page 42

5. We note your response to prior comment 6 and have reviewed the roll forward schedule that you provided. Your roll-forward schedule includes activity labeled as "net transactions" and for both notes, these "net transactions" increase the principal balance of the notes. As these net transactions are not described in Note 7, please provide disclosure in your amended filing which discusses the substance of these transactions.

Note 9(c) – Common Stock, page 43

6. We note your response to prior comment 8, indicating that you have considered the guidance in Issue 1 of EITF 96-18, and that you believe the measurement date

for the shares placed in escrow under your agreement with Canamex has not yet occurred.

The guidance in EITF 96-18 stipulates that a measurement date is established at the earlier of 1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or 2) the date at which the counterparty's performance is complete. Further, footnote 3 to Issue 1 describes a performance commitment as a "commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance."

Your position seems to suggest that there is more that Canamex must do in order to earn the equity instruments. However, we understand from your disclosure on page 7 that you, rather than Canamex, have undertaken efforts to determine whether you will have a commercially viable project on the properties covered by the claims.

Please provide further details of your arrangement with Canamex, including identification of the additional performance elements and an explanation of how you determined that there is a "sufficiently large disincentive for non-performance" associated with any such elements that are remaining to be performed by Canamex.

7.   We note your response to prior comment 8, regarding the 300,000 shares held in escrow under your agreement with Canamex, stating that you have "…included these contingently issued shares in the outstanding shares for purposes of the computation of loss per share…," even though you seem to also acknowledge that paragraph 10 of SFAS 128 requires contingently issuable and contingently returnable shares to be treated as outstanding and included in the computation of basic EPS only after all necessary conditions have been satisfied. Therefore, your accounting does not seem to be properly aligned with this authoritative literature. Based on your disclosure and explanation, it would seem that you would need to consider such shares to be not outstanding in your calculations of basic and diluted EPS to comply with paragraphs 10 and 34 of SFAS 128.

Controls and Procedures

8.   We have read the disclosures you added in response to prior comment 11, explaining that you identified material weaknesses in your internal control over financial reporting, also describing several aspects of control that were not effective. While it is appropriate to identify specific aspects of such control requiring your attention, we ordinarily expect disclosure to include a conclusion on effectiveness of the controls as a whole. Based on your representations, it

appears you would conclude that internal control over financial reporting was not effective. Please clarify in your disclosure.

Exhibits

9.   Please update your list of exhibits to include all material contract required to be filed as exhibits under Item 601(b)(10) of Regulation S-B. For example, it appears you would need to list and file contracts pertaining to your principal business endeavors discussed on pages 5 through 8, and page 41, such as the assignment from Firstline of mineral claims, and the joint venture agreement with Canamex Corporation, also the promissory notes with related parties discussed on page 42.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Craig Arakawa, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief